FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release: 1. Radware Raises Guidance for Q4 2009 Financial Results – Expects Record Revenues, dated December 28, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: December 28, 2009

By:  /s/Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Radware Raises Guidance for Q4 2009 Financial Results – Expects Record Revenues, dated December 28, 2009

CONTACTS

Chief Financial Officer Radware Ltd.

Meir Moshe,

+ 972-3766-8610

Media Relations

Joyce Anne Shulman

 +1 201 785 3209

joyceannes@radware.com

 For Immediate Release

Radware Raises Guidance for Q4 2009 Financial Results

Expects Record Revenues

TEL AVIV, ISRAEL; December 28, 2009. Radware (NASDAQ: RDWR), the leading provider of integrated application delivery solutions for business-smart networking, today raised its guidance for the fourth quarter of 2009. The company anticipates quarterly revenues to be at a record level, of approximately $31 million to $32 million, higher than the previous guidance of $30 million stated by executive management during the third quarter 2009 earnings call. EPS on a Non-GAAP basis is also expected to increase and is now estimated at 19-21 cents per diluted share vs. 15-16 cents per share as previously indicated.

“We are pleased to report continued momentum in our business with yet another record quarter of sales,” stated Roy Zisapel, CEO Radware. “This continued sales growth coupled with our industry-high gross margins allows us to increase our operational profitability significantly.”

About Radware

Radware (NASDAQ:RDWR), the global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for nearly 10,000 enterprises and carriers worldwide. With APSolute®, Radware’s comprehensive and award-winning suite of application delivery and network security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks “business smart”. For more information, please visit www.radware.com.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching or Network Security industry, changes in demand for Application Switching or Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.